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                                                    Filed by Viant Corporation
                                 pursuant to Rule 425 under the Securities Act
                                          of 1933 and deemed filed pursuant to
                         Rule 14a-12 under the Securities Exchange Act of 1934
                                            Subject Company: Viant Corporation
                                                 Commission File No. 333-90800

On July 26, 2002, Viant Corporation prepared the following document to answer additional questions that may be asked by Viant employees related to the planned merger between Viant and a wholly owned subsudiary of divine, inc.:

VIANT/DIVINE REVISED AGREEMENT
FAQ

Q1. WERE OPTIONS OTHER THAN THIS TRANSACTION CONSIDERED?

A1. Yes, the Board considered a variety of options, including remaining an independent public company, entering into an alternative business combination transaction, and the liquidation of Viant.

Q2. WHY DID THE COMPANY RENEGOTIATE WITH DIVINE, RATHER THAN PURSUE THESE OTHER OPTIONS?

A2. The Board believed that the shareholders and clients of Viant could realize significant value through a proposed business combination with divine rather than through the contemplated options, given the prospective synergies of the combined company and the strategic value of the proposed combination. However, the Board realized that the terms of the original transaction needed to reflect current market realities. Therefore, Viant approached divine and requested that the parties renegotiate the terms of the merger in order to create a structure that would deliver greater value to our shareholders and clients.

Q3. ARE THE VIANT STOCK OPTIONS TREATED DIFFERENTLY UNDER THE REVISED AGREEMENT?

A3. In the original agreement, divine agreed to assume all outstanding Viant stock options, whether vested or unvested, and whether or not they were "in the money." These options would have then been exercisable, based on the pre-existing vesting schedule, for a number of shares of divine Class A stock and at an exercise price based upon a certain ratio.

Under the revised terms of the transaction, divine will not assume these options. Instead, all outstanding Viant options will accelerate and become fully exercisable for shares of Viant common stock. Eighteen (18) days prior to the closing date of the merger, Viant will notify all optionees that they have 15 days in which to exercise their existing options. All options must be exercised at or prior to the end of this 15-day period or they will terminate. We will provide you with further information on the treatment of stock options at a later time.

Q4. WILL VIANT EMPLOYEES WHO BECOME EMPLOYED BY DIVINE RECEIVE OPTIONS?

A4. Within 10 days of the closing of the transaction, Viant employees who are retained by divine will receive an option grant just as each new employee of divine would, with the total option package taking into consideration your full years of service at Viant. Following this initial grant, as an employee of divine you will be able to participate in divine's ongoing equity participation programs.

Q5. WILL THE DIVINE OPTION GRANTS ALSO TAKE INTO ACCOUNT YEARS OF CONSULTING, BUSINESS AND/OR INDUSTRY EXPERIENCE IN ADDITION TO YEARS OF SERVICE AT VIANT?

A5. divine's current option granting guidelines are based upon an employee's level (as an indicator of experience and expertise). Under the revised terms, the two key factors

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for consideration of option grants to Vianteers are: (i) divine level and (ii)
full years of service at Viant.

Q6. WHAT ARE THE MECHANICS:

       Q6a. WHAT HAPPENS NOW WITH THE AGREEMENT?

       A6a. We expect that divine will file the amended S-4 within the next two weeks. The SEC will then let us know if they expect to review the S-4 and revised terms of the transaction. A few days following clearance from the SEC the proxy will be mailed to Viant shareholders. We expect to hold the stockholder meeting in mid-September.

       Q6b. WHAT RATIOS ARE USED TO CALCULATE CONVERSION OF VIANT SHARES TO DIVINE CLASS A COMMON UPON EXERCISING OPTIONS?

       A6b. The formula for the calculation of the per share stock consideration payable for each outstanding share of Viant common stock is based upon the following assumptions:

            o The value of divine Class A common stock to be delivered under the merger agreement is equal to $7,500,000.00; and

            o Viant has 49.7 million shares of common stock outstanding as of the closing date of the merger.

            EXAMPLE 1

            If the 10-day volume weighted average price ("VWAP") equals $2.50, then the fraction of a share of divine Class A common stock payable to a Viant stockholder equals:

            (7,500,000/2.50)/49,700,000 = .06036

            EXAMPLE 2

            If the VWAP was changed to equal $1.75, then the fraction of a share of divine Class A common stock payable to a Viant stockholder equals:

            (7,500,000/2.0325)/49,700,000 = .07425

            Please note that the aggregate market value of the divine Class A common stock in this circumstance is less than $7,500,000. The market value of the aggregate number of shares of divine common stock issued in this Example 2 equals:

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            (49,700,000*.07425)*VWAP (assuming that the VWAP is a reasonable indicator of the current market price of divine common stock) = $6,457,893.70

            EXAMPLE 3

            If the VWAP was changed to equal $3.25, then the fraction of a share of divine Class A common stock payable to a Viant stockholder equals:

            (7,500,000/2.9675)/49,700,000 = .05085

            Please note that the aggregate market value of the divine Class A common stock in this circumstance is greater than $7,500,000. The market value of the aggregate number of shares of divine common stock issued in this Example 3 equals

            (49,700,000*.05085)*VWAP (assuming that the VWAP is a reasonable indicator of the current market price of divine common stock) = $8,213,546.20

       Q6c. WHAT HAPPENS IF MORE THAN THE ANTICIPATED NUMBER OF OPTIONS ARE EXERCISED?

       A6c. The transaction is structured to anticipate the exercise of all outstanding options, and we will know how many shares are outstanding prior to the close. So as options are exercised, the cash distribution payable to all shareholders is increased by the amount of cash proceeds that Viant receives upon their exercise.

       Q6d. WHAT IS A COLLAR?

       A6d. The collar, as structured in this transaction, results in divine having to issue a number of shares of its common stock with a fixed value of $7,500,000 to the holders of Viant common stock at the closing for any average market value (as defined in the amendment) of divine common stock between $2.0325 and $2.9675. If the average market value of divine common stock goes above $2.9675, Viant shareholders do not receive any fewer shares and conversely, if the average market value of divine common stock goes below $2.0325, Viant shareholders will not receive any additional shares.

Q7. IS THE CASH DISBURSEMENT CONSIDERED INCOME OR CAPITAL GAINS?

A7. Each person's tax situation is unique. We strongly urge you to speak to your financial advisor about your particular situation.

Q8. IF I EXERCISE MY VIANT STOCK OPTIONS BEFORE THE DEADLINE, DO I BECOME ELIGIBLE FOR THE CASH DISTRIBUTION?

A8. All stockholders as of the record date for the dividend will be eligible for the cash distribution. That date will be very close to the anticipated closing date, and more

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information will follow. Note that the record date for voting on the transaction is different, and will be set separately.

Q9. IF I EXERCISE MY VIANT STOCK OPTIONS BEFORE THE DEADLINE, WILL MY SHARES "COUNT" IN THE VOTING ON THE MERGER AGREEMENT?

A9. All people who hold shares of Viant common stock as of a yet to be determined date will be entitled to vote on the transaction. If you exercise your options after the announced date, you will not be entitled to vote on the transaction.

Q10. DO I GET ANY VOTING RIGHTS BASED ON MY UNEXERCISED OPTIONS?

A10. All options will terminate prior to the meeting if they are not exercised, so there will be no "unexercised options."

Q11. WHEN WILL WE HEAR THE RESULTS OF THE ROLE MAPPING PROCESS?

A11. You will receive information on role mapping by the end of August.

Q12. IS THE VIANT LEADERSHIP CONTINUING WITH DIVINE?

A12. As was part of the original agreement, Bob will join the divine Board of Directors upon the closing of the transaction. The other details of the management structure are being worked out based on individual interests and skills of the Viant leadership team members, and divine's needs.

Q13. CAN WE WORK WITH DIVINE ON NEW BUSINESS NOW?

A13. The process remains the same: speak with your GM about any potential opportunities - and remember that Viant remains an independent company until the proposed transaction is consummated.

Q14. WHAT IS "DAY ONE" LIKE FOR DIVINE EMPLOYEES?

A14. divine has told us that in other acquisitions, following the closing, employees have been informed of their new roles and have received access to divine email and systems (i.e., Matrix, their intranet). They also receive an IT Users Guide and material from Marketing to help acquaint them with divine positioning. More details will follow in future Integration Planning Updates, and in the weeks following the close further integration activities will be provided.

ADDITIONAL INFORMATION: DIVINE HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION. VIANT PLANS TO MAIL A PROXY STATEMENT/PROSPECTUS TO VIANT'S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT AND THE AMENDED PROXY STATEMENT/PROSPECTUS FOR THE MERGER CAREFULLY WHEN THEY ARE AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT, THE PROPOSED TRANSACTION AND RELATED MATTERS. After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to Dwayne Nesmith at (617) 531-3700 or via e-mail at dnesmith@viant.com.

Viant, and its directors, officers and other regular employees, may be deemed to be participants in the solicitation of proxies from the shareholders of Viant with respect to the transactions contemplated by the merger agreement. Information regarding Viant's directors, officers and other regular employees is included and/or incorporated by reference in the proxy statement/prospectus regarding the proposed transaction that was filed with the SEC on June 19, 2002 and will also be included in the amended proxy statement/prospectus when it is available.


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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this document that are forward-looking are based on current expectations about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to divine and are subject to a number of uncertainties and risks, and divine's actual results, performance, prospects or opportunities in 2002 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that Viant's business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; divine's ability to expand its customer base and achieve and maintain profitability; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; divine's ability to predict revenues from project-based engagements; divine's ability to keep pace with technological developments and industry requirements; divine's ability to efficiently manage its growing operations; changes in the market for Internet services and the economy in general, including as a result of any additional terrorist attacks or responses to terrorist attacks; increasing competition from other providers of software solutions and professional services; the extent to which customers want to purchase software applications under hosted subscription based models; divine's ability to address the risks associated with international operations; divine's ability to become cash flow positive before it depletes its cash reserves or becomes insolvent; divine's ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement filed by divine with the SEC relating to this transaction. For further information about risks, uncertainties and contingencies relating to divine and Viant and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, divine undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.